UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information to be Furnished.

The subsection under the heading “Certain Litigation” under Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

“On June 10, 2016 and June 15, 2016, three separate, putative class action lawsuits challenging the Merger were filed in the Superior Court of the State of California, County of San Mateo. These lawsuits, captioned Gilmore v. Vincent J. Angotti, et al. (Case No. CIV 539069), Bushansky v. XenoPort, Inc., et al. (Case No. CIV 539071) and McMahon v. XenoPort, Inc., et al. (Case No. CIV 539122), were filed against the Company, individual members of the Board, Acquisition Sub and Parent. On June 17, 2016, counsel for the plaintiffs and defendants filed a stipulation requesting that the three lawsuits, and any similar lawsuits that may be filed in the future, be consolidated into a single action. The lawsuits generally allege, among other things, that the members of the Board breached their fiduciary duties of care and loyalty owed to the plaintiff and to the public stockholders of the Company, including by allegedly failing to take steps to maximize the value of the Company to its public stockholders, agreeing to deal protection provisions that allegedly deter third party offers, and by allegedly failing to make adequate disclosures regarding the Merger, including disclosures concerning the Company’s financial projections, the events that led up to the signing of the Merger Agreement, the Board’s selection of a financial advisor, and certain information supporting the fairness opinion received by the Board. The Bushansky lawsuit further alleges that Parent, Acquisition Sub, and the Company aided and abetted the directors’ alleged breaches of their fiduciary duties. The lawsuits seek, among other things, to enjoin or rescind the Merger, as applicable, and request attorneys’ fees and damages in an unspecified amount. The Company believes these claims are without merit and intends to vigorously defend these claims.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XenoPort, Inc.

Dated: June 20, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer

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